5 March 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 4 March 2002, Re: Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad and Lion Corporation Berhad - Proposed Corporate And Debt Restructuring for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

Form Version 2.0

General Announcement

Ownership transfer to LLB on **04-03-2002 05:05:33 PM**
Submitted by LLB on **04-03-2002 05:07:22 PM**
Reference No **LL-020304-1F0B5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Lion Land Berhad
Amsteel Corporation Berhad
Angkasa Marketing Berhad
Lion Corporation Berhad
- Proposed Corporate And Debt Restructuring

* **Contents :-**

We refer to the announcements made by Lion Land Berhad ("the Company"), Amsteel Corporation Berhad ("Amsteel"), Angkasa Marketing Berhad and Lion Corporation Berhad ("PLCs" or "the Lion Group") on 5 July 2000 and 8 October 2001 on a proposed group wide restructuring scheme comprising debt and corporate restructuring exercises to rationalise the financial position of the Lion Group ("Proposed GWRS").

The PLCs and certain of their subsidiaries ("FI Scheme Companies") had obtained the Court order to convene meetings for each of the FI Scheme Companies ("FI Scheme Meetings") for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of the FI Scheme Companies and their respective financial institution ("FI") creditors and/or members to facilitate the implementation of the Proposed GWRS pursuant to Section 176 subsection (1) of the Companies Act, 1965 ("the Act"). The FI Scheme Companies had on 8 February 2002 applied to the High Court to further extend the time beyond 22 February 2002 for the FI Scheme Companies to convene the FI Scheme Meetings. This application has been set down for hearing on 1 April 2002.

The Company wishes to announce that Lion Plaza Sdn Bhd and JOPP Builders Sdn Bhd, both wholly-owned subsidiaries of the Company, and the following companies (collectively "Non-FI Scheme Companies") had filed a joint application pursuant to Section 176 subsection (1) of the Act with the High Court on 1 March 2002:

1) Amsteel;
2) Araprop Development Sdn Bhd and Visionwell Sdn Bhd, both subsidiaries of Amsteel; and
3) Lion Construction & Engineering Sdn Bhd, a wholly-owned subsidiary of Lion Corporation Berhad.

The aforesaid application was made to seek a Court order to convene meetings for each of the Non-FI Scheme Companies for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of such Non-FI Scheme Companies and their respective non-financial institution and/or trade creditors ("Non-FI Scheme Creditors") to facilitate the settlement of the debts owing to the Non-FI Scheme Creditors.

The Non-FI Scheme Companies did not apply to the Court for an order to restrain legal proceedings against the

LION LAND BERHAD (415-D)

Secretary 04 MAR 2002

Non-FI Scheme Companies under Section 176 subsection (10) of the Act.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

....

Secretary

04 MAR 2002